Exhibit 3.7

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS

OF

SERIES A MANDATORILY CONVERTIBLE PREFERRED STOCK

OF ENERGY & EXPLORATION PARTNERS, INC.

Energy & Exploration Partners, Inc., a Delaware corporation (the “Corporation”), through the undersigned duly authorized officer and in accordance with the provisions of Section 103 and 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY as of July 22, 2014 that pursuant to authority expressly conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Section 151 of the General Corporation Law of the State of Delaware and Article IV of the Certificate of Incorporation of the Corporation (“Certificate of Incorporation”), and in accordance with the terms of the Certificate of Designations establishing the Corporation’s Series A Mandatorily Convertible Preferred Stock, as amended through the date hereof (the “Certificate of Designations”), the Board of Directors adopted by unanimous written consent in lieu of a meeting the following resolution on July 10, 2014 amending the Certificate of Designations:

RESOLVED, that pursuant to the authority vested in the Board of Directors by the provisions of Article IV of the Certificate of Incorporation and applicable law the Certificate of Designations be and hereby is amended as follows:

1)	The following definitions provided in SECTION 2 are hereby added or amended and restated as follows:

““Apollo” shall mean, collectively, Apollo Investment Corporation, Apollo Special Opportunities Managed Account, L.P., Apollo Centre Street Partnership, L.P. and ANS U.S. Holdings Ltd.

“Convertible Notes” shall mean $375 million principal amount of the Company’s 8.0% Convertible Subordinated Notes due 2019 to be issued on or about July 22, 2014 pursuant to an Indenture dated as of July 22, 2014 between the Company and U.S. Bank National Association, as trustee.

“Convertible Notes Offering” shall mean the initial offering of the Convertible Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act as described in the Offering Memorandum related to the Convertible Notes dated July 10, 2014.

“Fully Diluted Outstanding” shall mean, when used with reference to Shares, at any date when the number of Shares is to be determined, all Shares outstanding at such date and all Shares issuable upon the exercise, conversion or exchange of any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, any Shares outstanding at such date other than the Convertible Notes.

“Mandatory Conversion Date” shall mean, with respect to each Share of Preferred Stock held by any Holder, the date of the consummation of a Qualified Public Offering.

“Note Purchase Agreement” shall mean the Note Purchase Agreement, dated as of April 8, 2013, by and among the Company as Issuer, Cortland Capital Market Services LLC, as administrative agent for the Holders and the Holders named therein, as amended, supplemented or otherwise modified prior to the date hereof.

“Qualified Public Offering” shall mean the first public offering of the Common Stock (a) in which the aggregate gross proceeds to the Company and the stockholders selling such Common Stock, if any, equal or exceed $400.0 million and (b) following which, such Common Stock is listed on a U.S. national securities exchange. For the avoidance of doubt, if a Qualified Public Offering does not successfully close, it shall not prevent a future public offering from qualifying and being treated as a “Qualified Public Offering”.”

2)	The following definitions provided in SECTION 2 are hereby deleted in their entirety:

““Permitted Selling Stockholder” shall mean each Person who may elect to include Shares of Registrable Common Stock in a registration statement for a Qualified Initial Public Offering pursuant to the terms of the Registration Rights Agreement, to the extent of the number of Shares of Registrable Common Stock that such Person is entitled to include in any such registration statement pursuant to the Registration Rights Agreement.

“Registrable Common Stock” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Registration Rights Agreement” shall mean the Amended and Restated Registration Rights Agreement dated as of April 8, 2013 among the Company and the other parties thereto, as the same shall be amended from time to time.”

3)	SECTION 4(b)(i) is hereby amended and restated as follows:

“(i) create, authorize, issue or obligate the Company to issue any class of Shares or other equity security of the Company or options to purchase Shares or other equity security of the Company, other than (x) the issuance of Shares or options to purchase Shares to any officer, director, employee or consultant of the Company or any of its subsidiaries permitted under clause (ii) of this Section 4(b) and (y) the issuance of the Convertible Notes;”

4)	SECTION 4(b)(vi) is hereby amended and restated as follows:

“(vi) so long as (y) Significant Holders hold Warrants or Shares representing at least 20% of the Fully Diluted Outstanding Shares of the Company and (z) Highbridge, Apollo and their respective Affiliates collectively purchase at least $50 million principal amount of Convertible Notes in the Convertible Notes Offering and continue to hold at least $50 million principal amount of Convertible Notes, except as otherwise set forth in the Company’s approved annual budget, make any capital expenditure or acquisition of any assets or interest or other investment in any Person (whether by purchase of assets, purchase of stock, merger or otherwise) for a purchase price of $75 million or more in aggregate per calendar year;”

5)	SECTION 4(b)(vii) is hereby amended and restated as follows:

“(vii) so long as (y) Significant Holders hold Warrants or Shares representing at least 20% of the Fully Diluted Outstanding Shares of the Company and (z) Highbridge, Apollo and their respective Affiliates collectively purchase at least $50 million principal amount of Convertible Notes in the Convertible Notes Offering and continue to hold at least $50 million principal amount of Convertible Notes, approve the Company’s budget or any overages of either the total capital expenditures or the total general and administrative expenses greater than ten percent (10%) for any 12 month period from the date of the approved budget (it being acknowledged that Significant Holders holding a Significant Holder Majority have consented to the Company’s budget through July 31, 2015);”

6)	SECTION 4(b)(viii) is hereby amended and restated as follows:

“(viii) initiate any public offering of the Company or any subsidiary other than a Qualified Public Offering;”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designations to be signed by its duly authorized officer as of the date first written above.

ENERGY & EXPLORATION PARTNERS, INC.

By:	/s/ Brian C. Nelson
Brian C. Nelson
Executive Vice President and Chief Financial Officer

Certificate of Amendment to Certificate of Designations of Series A